Fang Xue
Direct: +86 10 6502 8687
Fax: +86 10 6502 8510
FXue@gibsondunn.com

January 11, 2018

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                   JA Solar Holdings Co., Ltd.

Schedule 13E-3

Filed December 11, 2017 by JA Solar Holdings Co., Ltd., Mr. Baofang JIN,

Jinglong Group Co., Ltd., JASO Top Holdings Limited, JASO Holdings

Limited, JASO Parent Limited, JASO Acquisition Limited, Mr. Chin Tien

HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG

File No. 005-83549

Dear Mr. Duchovny:

On behalf of JA Solar Holdings Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) contained in its letter dated December 29, 2017 with respect to the Schedule 13E-3, File No. 005-83549 (the “Schedule 13E-3”) filed on December 11, 2017 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with the submission of this letter in response to the Staff’s comments.  All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement

The Amendment and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto is being provided separately to the Staff via email. We represent the special committee of the board of directors of the Company.  To the extent any response relates to information concerning Mr. Baofang Jin, Jinglong Group Co., Ltd., JASO Top Holdings Limited, JASO Holdings Limited, JASO Parent Limited, JASO Acquisition Limited, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, or Ms. Pak Wai WONG, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Schedule 13E-3

Exhibits

1.                                      We note that the presentation filed as exhibit (c)(2) is labeled a “Preliminary Draft.” Please file the final presentation delivered by Houlihan Lokey.

We respectfully advise the Staff that in response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to the updated exhibit (c)(2) included with the Amendment.

Proxy Statement

Summary Term Sheet, page 3

2.                                      Revise this section and the section entitled “Questions and Answers…” to shorten them significantly.  See Item 1001 of Regulation M-A.

We respectfully advise the Staff that response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 20-28 of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 31

3.                                      Describe what events took place between October 27, 2015 and May 3, 2017, if any, related to the transaction.

In response to the Staff’s comment, the Company has updated the disclosure on page 31 to the Revised Proxy Statement.

4.                                      We note that the go-shop period has continued since your original filing of the Schedule 13E-3.  Please update your disclosure.

In response to the Staff’s comment, the Company has updated the disclosure on page 37 to the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 39

5.                                      Revise this section to provide the reasons for the merger and to disclose why the company is undertaking the transaction at this time.  See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 38 to the Revised Proxy Statement.

6.                                      We note that Houlihan Lokey’s opinion relied only on a discounted cash flows analysis, while presented other analysis as solely informational.  Please revise your disclosure to describe what effect this had on the special committee’s and the board’s assessment of the value of Houlihan Lokey’s opinion, if any.

In response to the Staff’s comment, the Company has updated the disclosure on pages 43-44 to the Revised Proxy Statement.

7.                                      Please revise your disclosure address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares other than Excluded Shares and the ADSs representing Excluded Shares, rather than all unaffiliated security holders.

In response to the Staff’s comment, the Company has updated the disclosure on pages 40-41 to the Revised Proxy Statement.

8.                                      Refer to the set of bullet points beginning at the bottom of page 43.  Disclose what consideration, if any, the Special Committee and the board gave to the fact that the vote required is two thirds of shares present (as opposed to a percentage of shares outstanding) and the fact that the Buyer Group is committed to voting 25.7% of the shares for the transaction.  Apply this comment also to the fairness determination made by the Buyer Group.

In response to the Staff’s comment, the Company has updated the disclosure on page 41 and page 46 to the Revised Proxy Statement.

9.                                      On a related note, please highlight in an appropriate location of the proxy statement that the vote required is based on shares present, not shares outstanding.

In response to the Staff’s comment, the Company has updated the disclosure on pages iii, ix, 7, 23, and 83 to the Revised Proxy Statement.

10.                               Refer to the first paragraph after the bullet points on page 44.  Revise the first sentence to clarify whether you have disclosed all material factors considered in reaching a fairness determination instead of “a number” of those factors.

In response to the Staff’s comment, the Company has updated the disclosure on page 43 to the Revised Proxy Statement.

11.                               We note that the special committee considered and adopted Houlihan Lokey’s analyses and opinion regarding the fairness of the transaction.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to clarify whether the board of directors adopted the special committee’s analysis and opinion.

In response to the Staff’s comment, the Company has updated the disclosure on page 43 to the Revised Proxy Statement.

Position of the Buyer Group as the Fairness of the Merger, page 46

12.                               Refer to the penultimate paragraph of this section.  Why is the Buyer Group unable to make a definitive statement about the discussion of all material factors considered instead of disclosing that the factors included are believed to include all such material factors.

In response to the Staff’s comment, the Company has updated the disclosure on page 49 to the Revised Proxy Statement.

Certain Financial Projections, page 50

13.                               Please provide some background to these projections.  For example, when were the projections prepared and for what purpose? Who prepared the projections? Are the projections disclosed the full projections or a summary? We note in this respect that page 21 of Houlihan Lokey’s presentation includes a fuller but different set of projections.  Also, please quantify, to the extent possible, the assumptions listed on page 51.

In response to the Staff’s comment, the Company has updated the disclosure on page 50 to the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 51

14.                               Please revise the third bullet point on page 52 to clarify whether the projections reviewed by Houlihan Lokey were the same that are presented on pages 50-51 of the proxy statement.

In response to the Staff’s comment, the Company has updated the disclosure on page 52 to the Revised Proxy Statement.

The Company advises the Staff that the projections reviewed by Houlihan Lokey were the same as those presented on pages 50-51 of the initial proxy statement, except that the projections utilized by Houlihan Lokey in connection with its financial analyses were presented in U.S. Dollars and the projections previously disclosed on pages 50-51 of the initial proxy statement were presented in Chinese RMB. The updated disclosure on page 51 of the Revised Proxy Statement now presents the projections in U.S. Dollars.

15.                               Disclose the basis for assumption of perpetuity growth rates of 2.5% to 3.0% and the discount rates range of 10% to 11% used in the Discounted Cash Flow analysis.

In response to the Staff’s comment, the Company has updated the disclosure on page 51 to the Revised Proxy Statement.

16.                               Please revise to disclose the data underlying the results described in the Discounted Cash Flow analysis and to show how that information resulted in the reference value disclosed.  For example, disclose the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them.

In response to the Staff’s comment, the Company has updated the disclosure on page 56 to the Revised Proxy Statement.

17.                               Provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 59 to the Revised Proxy Statement.

Financial Information, page 112

18.                               Please disclose the ratio of earnings to fixed charges.  See Item 1010(c)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 115 to the Revised Proxy Statement.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s Fang Xue
Fang Xue
Gibson, Dunn & Crutcher LLP

Enclosures

cc:  Peter X. Huang (Skadden, Arps, Slate, Meagher & Flom LLP)